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EXHIBIT 99.4

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

        We consent to the use of our reports dated February 25, 2009 relating to the financial statements (which report expresses an unqualified opinion and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to changes in accounting principles) of Enerplus Resources Fund and the effectiveness of Enerplus Resources Fund's internal control over financial reporting appearing in this Annual Report on Form 40-F of Enerplus Resources Fund for the year ended December 31, 2008.

/s/ DELOITTE & TOUCHE LLP Independent Registered Chartered Accountants
Calgary, Alberta February 25, 2009

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  EXHIBIT 99.4
CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS